102 Duffy Avenue Hicksville, NY 11801

August 22, 2025

Division of Corporation Finance
Office of Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Madeleine Joy Mateo Christian Windsor
Re:	Flagstar Financial, Inc. Preliminary Proxy Statement on Schedule 14A Filed August 8, 2025 File No. 001-31565

Ladies and Gentlemen:

This letter responds to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”), dated August 19, 2025, concerning the Preliminary Proxy Statement on Schedule 14A of Flagstar Financial, Inc. (the “Company”) filed on August 8, 2025.

For reference purposes, we have set forth the comment from your letter in bold, immediately followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A
Risk Factors, page 12

We note that you discuss the differences between the application of the securities laws as administered by the OCC for national banks compared to the application of the 1933 Act and 1934 Act as administered by the Commission for other registrants. Add a risk factor to clarify that, to the extent that you do not continue to file your reports with the Commission on a voluntary basis, that investors may find it more difficult to access your reports.

Company Response: The Company will add the following risk factor to our Definitive Proxy Statement on Schedule 14A:

Although the Bank currently expects to file its Exchange Act reports with the SEC on a voluntary basis, the Bank may cease voluntarily filing at any time.  If the Bank were to cease voluntarily filing with the SEC, its reports would no longer be available on the SEC's EDGAR system and may be more difficult for investors to locate.

Historically, the Company has filed its annual, quarterly and current reports and other business and financial information with the SEC. The SEC has made these filings publicly available through its Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. EDGAR allows investors to easily access Company filings. Following the reorganization, the Bank must file its quarterly and annual reports required by the Exchange Act with the OCC. In addition, the Bank expects to file such reports with the SEC after closing on a voluntary basis. However, the Bank can cease such voluntary reporting at any time, in which case the Bank would file its Exchange Act reports solely with the OCC. The OCC does not have a system comparable to EDGAR and there can be no assurance that the OCC will develop a comparable system in the near future. Accessing Bank filings through the OCC requires investors to submit a Freedom of Information Act (“FOIA”) request to the OCC. Therefore, to the extent that the Bank does not file its quarterly and annual reports required by the Exchange Act with the SEC on a voluntary basis following the reorganization, investors may find it more difficult to access these reports and may view the Bank less favorably.

In connection with our response, we acknowledge that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions, please contact Bao Nguyen, General Counsel, at Bao.Nguyen@flagstar.com.

Sincerely,

/s/ Bao Nguyen
Bao Nguyen Senior Executive Vice President, General Counsel, and Chief of Staff

cc: Jared Fishman, Esq.